UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

99.1	News Release dated March 24, 2010

For Immediate Release	March 24, 2010
TSX: CTQ
NYSE AMEX: ETQ

CRCC-TONGGUAN EXTENDS BID FOR CORRIENTE TO APRIL 28, 2010

Vancouver, British Columbia – CRCC-Tongguan Investment Co., Ltd. (the "Offeror") announced today that it has extended to April 28, 2010 the expiry date of its February 1, 2010 offer (the "Offer") to acquire at a price of C$8.60 in cash per share all of the outstanding common shares of Corriente Resources Inc. ("Corriente"), including all shares that may be issued on the exercise of options granted under Corriente’s stock option plan.

The obligation of the Offeror to take up the shares of Corriente deposited under the Offer is subject to the receipt of replacement titles for its mining concessions in Ecuador, Canadian competition and foreign investment approvals, and approvals required from the government of The People’s Republic of China, in addition to other customary closing conditions as set out in the Offer documents, which are available on SEDAR.

Corriente is pleased to announce that the replacement titles required under Ecuador’s 2009 Mining Law have been issued for each of Corriente’s mining concessions, and that it believes that all Canadian competition and foreign investment approvals that are required for the completion of the Offer have been obtained. As set out in the press release of the Offeror issued earlier today, the Offeror believes that all regulatory approvals necessary to complete the Offer will be obtained prior to the expiry of the Offer.

The Offer, as extended, is scheduled to expire at 5:00 p.m. (Vancouver time) on Wednesday, April 28, 2010.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

Corriente shareholders with procedural questions regarding the deposit of their shares should contact Georgeson Shareholder Communications Canada, Inc., the information agent for the Offeror, at:

North America Toll Free: 1-866-374-0472
Outside North America, Bank and Brokers Call Collect: +1 212-806-6859
Email: gsproxygroup@gscorp.com

Corriente Contact
Darryl Jones, Chief Financial Officer,
(604) 687-0449
djones@corriente.com

Certain statements contained in this News Release constitute forward-looking statements within the meaning of the United States Private Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include among other things, statements regarding the structure and timing of the proposed transaction. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties, w hich could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, but not limited to, the risk that any condition to the purchasers’ obligations under the offer will not be met or that the acquisition of the Company’s shares will not be completed for any other reason. Although these forward-looking statements are based on the expectations of management as of the date of this news release, we cannot guarantee future results, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: March 24, 2010
By:	/s/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer